NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on June 5, 2006, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17CFR240.12d2-2(a)(3) That on March 30, 2006 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefor and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The Trust announced on March 30, 2006, that it will liquidate its assets and terminate the Trust because the issuer of the underlying securities held by the Trust (AT&T Corp.) has ceased reporting under the Securities Exchange Act of 1934. AT&T Corp., following its merger with SBC Communications Inc. (now known as AT&T Inc.), has terminated its reporting obligations under the Exchange Act, and it is the stated intention of AT&T Inc. not to provide financial reporting information with respect to AT&T Corp. As a result, the Trust cannot meet its disclosure obligations under the Exchange Act and must terminate. A liquidation distribution is expected to be made on the 7.45% Trust Certificates (TRUCs) Series 2001-1 on the date of settlement following liquidation of the Trust The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on April 10, 2006.